EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

July 12, 2013	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

RE-PRICING OF INSIDERS’ STOCK OPTION

Avino Silver & Gold Mines Ltd. ("Avino" or the "Company") announces that it has obtained disinterested shareholders’ approval to re-price 1,480,000 previously granted incentive stock options to insiders to a price of $1.02 per share.  The incentive stock options had originally been granted at various prices of $2.30  and $2.00 per share.

In addition, the Company also wishes to re-price 245,000 previously granted incentive stock options to employees and consultants to a price of $1.02 per share.  The original prices of these incentive stock options were granted at various prices of $2.30 and $2.00 per share.

The foregoing is subject to acceptance of the TSX Venture Exchange.

About Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.